Exhibit 99.1

PERDIGÃO S.A.

A Publicly Held Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

EXTRACT FROM THE MINUTES OF THE 5th/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized format pursuant to Article 130, paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: June 19, 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: All of the members of the Board of Directors. PRESIDING OFFICIALS: Nildemar Secches, President, and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1) Approval of the amount of 115,000,000 shares to be issued in the Primary Offering pursuant to the resolution of the Board of Directors of May 29, 2009; 2) Approval of the proposal for convening the Extraordinary General Meeting (“EGM”) to be held on July 8, 2009, including: the change in corporate name from Perdigão to BRF — Brasil Foods S.A.; consideration of the terms and conditions of the Protocol and Merger and Instrument of Justification with respect to the merger of shares of HFF Participações S/A by the Company; adjustments to the Bylaws; nomination of three new members that will comprise the Company’s Board of Directors; ratification of the Board of Executive Officers’ engagement and nomination of the appraising companies: (i) Banco de Investimentos Credit Suisse Brasil S.A., enrolled in the corporate taxpayers’ register CNPJ/MF under number 33.987.793/0001-33, responsible for the preparation of the report for establishing the exchange ratio of the shares issued by HFF for shares issued by Perdigão; and (ii) Planconsult Planejamento e Consultoria Ltda., enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 51.163.798/0001-23, responsible for the evaluation of the shares of the Company and those of HFF for the purposes of determining the increase in the Company’s capital; consideration of the reports undertaken and the exchange ratio of shares of HFF for shares issued by Perdigão; consideration of the merger of the shares, the issuance of HFF shares by the Company and the authorization of an increase in the capital stock of the Company in connection with the merger of shares; 3) Correction to the minutes of the 3rd/09 Meeting of the Board of Directors held on April 30, 2009, which considered the sale of land for the construction of apartment blocks in Rio Verde, state of Goiás, wherein the text “sale of land to the Caixa Econômica Federal” is to be rephrased to “sale of land to FAR (Fundo de Arrendamento Residencial)”; 4) Approval of the conclusion of BNDES-Exim — Pre-Shipment financial operations in the amount of US$ 75 million with Banco Bradesco S.A. and US$ 100 million with Banco do Brasil S.A. ; 5) Approval of the following amendments with respect to the Company’s branches: 5.1. Inclusion of activity and amendment of address: (i) NIRE (51900296510, corporate taxpayer’s register (CNPJ): 01.838.723/0089-69, Activity: 46.34-6-01 — Wholesale commerce of beef and pork and byproducts; 46.31-1-00 — Wholesale commerce of milk and dairy products, 46.35-4-99 — Wholesale commerce of beverages not specified previously), from: Av. Beira Rio, 399, Sala A, Bairro Novo Terceiro, CEP: 78.028-420, Cuiabá — MT to: Avenida Manoel José de Arruda, 399, Sala A, Bairro Jardim Shangri-la, CEP: 78.028-420, Cuiabá — MT. (ii) NIRE (13900155826, corporate taxpayers’ register (CNPJ): 01.838.723/0261-93), from: Rua Santo Expedito, 138, Bairro Taruma, CEP: 69021-140, Manaus, AM, to: Rua Santo Expedito, 138, Bairro Cidade Nova, CEP: 69.099-314, Manaus, AM. Secondary economic activity: 46.31-1-00 — Wholesale commerce of milk and dairy products, 46.35-4-99 — Wholesale commerce of beverages not previously specified. 5.2. Inclusion of an activity: (i) NIRE (54900257011, corporate taxpayers’ register (CNPJ): 01.838.723/0258-98, Rua Joaquim Murtinho, 7.563, sala 22, Bairro Tiradentes, CEP: 79.041-060, Campo Grande, MS). Secondary economic activity: 46.31-1-00 — Wholesale commerce of milk and dairy products, 46.35-4-99 — Wholesale commerce of beverages not previously specified; (ii) NIRE (35903526726, corporate taxpayers’ register (CNPJ): 01.838.723/0098-50. Av. José Martins da Costa, 134, CEP: 06-800-000, Embu, SP). Secondary economic activity: 46.31-1-00 — Wholesale commerce of milk and dairy products, 46.35-4-99 — Wholesale commerce of beverages not previously specified; (iii) NIRE (43901360347, corporate taxpayer’s register (CNPJ): 01.838.723/0255-45, Rod. RS 129, nº 250, Km 150, Bairro Aparecida, CEP: 99.250-000, Serafina Correa, RS). Secondary economic activity: 46.23-1-09 — Wholesale commerce of animal rations. 5.3. Change of Address: NIRE (41901071726, corporate taxpayers’ register (CNPJ): 01.838.723/0103-51), from: Rod. BR 158, Km 338, nº 4.730, bairro Trevo do Guarany, CEP: 85.501-570, Pato Branco, PR, to: Via Lateral, Dorico Tartari, nº 4.730, Bairro Trevo, CEP: 85.501-570, Pato Branco, PR. 5.4.  Change of activity: NIRE (42900835278, corporate taxpayer’s register (CNPJ): 01.838.723/0126-48, Address: Rod. SC 283, s/n, Km 10, Ala 2, Centro, CEP: 89.700-000, Concórdia, SC), from: 10.51-1-00: Milk preparation to: 10-52-0-00: Manufacture of dairy products; 6) Authorization of the sale of the following real estate properties: (i) property enrolled under registration number 3959 in the Real Estate Registration Office in the Jurisdiction of Castro — Castro-PR in the city of Carambeí — PR, with an area of 467 hectares, of which 44,070 square meters is constructed area; and (ii) property enrolled under registration numbers 603, 604, 5132, 5133, 5134, 5135, 5136, 5137, 9326, 8527 and, Nº 157 and 157-A, in the Real Estate Registration Office in the Jurisdiction of Castro - PR - Castro — PR, in the city of Carambeí — PR,  with an area of 606.12 hectares of which 25,619.08 square meters is constructed area; and 7) Other internal company matters. DOCUMENTS ATTACHED: (i) Documents relating to the convening of the EGM of July 8, 2009: Convening Notice, Proposal of the Board of Directors, Protocol of Merger and Instrument of Justification of the Merger, Evaluation Reports, Opinion of the Fiscal Council; and (ii) documents relating to the sale of real estate. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Edina Biava, Secretary; Francisco Ferreira Alexandre; João Vinicius Prianti; Luís Carlos Fernandes Afonso; Carlos Alberto Cardoso Moreira; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. São Paulo-SP June 22, 2009. (I certify that this is an exact copy of the original minutes transcribed in Register Number 2 of the Minutes of the Meetings of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company to folios 99 to 100).

EDINA BIAVA

Secretary

These minutes do not constitute an offering document or an offer to sell or an invitation to purchase any securities or a solicitation for any vote or approval

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.